# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pyxis Tankers Inc., CIK 0001640043
CUSIP: Y71726130
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: K. Karamanli 59, Maroussi, Greece (J3), 15125
Date of event which requires filing of this statement: 01/13/2025
Amends the filing with accession number 0001615774-15-003200
Filed by CIK 0001658014
Persons authorized to receive notices and communications: Valentios Valentis, c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi, Greece (J3), 15215, 30-210-638-0200; Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, (212) 574-1200

## Reporting persons
- Maritime Investors Corp. (CIK 0001658014): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,007,587; sole dispositive power 0; shared dispositive power 6,007,587; aggregate amount beneficially owned 6,007,587 (57.1% of the class)
  Comment: * Ownership percentage based on 10,520,868 shares of common stock, par value $0.001 per share, of Pyxis Tankers Inc. (the "Shares") issued and outstanding as of January 14, 2025. This Issuer provided this information to the Reporting Persons.
- Valentios Valentis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,007,587; sole dispositive power 0; shared dispositive power 6,007,587; aggregate amount beneficially owned 6,007,587 (57.1% of the class)
  Comment: ** Ownership percentage based on 10,520,868 Shares issued and outstanding as of January 14, 2025. This Issuer provided this information to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Pyxis Tankers Inc.
Address of issuer's principal executive offices: K. Karamanli 59, Maroussi, Greece (J3), 15125
Comment:
This Amendment No. 10 ("Amendment No. 10") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 10, 2015, amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 2017, Amendment No. 2 filed with the SEC on August 10, 2017, Amendment No. 3 filed with the SEC on January 2, 2018, Amendment No. 4 filed with the SEC on November 4, 2019, Amendment No. 5 filed with the SEC on March 1, 2021, Amendment No. 6 filed with the SEC on June 17, 2021, Amendment No. 7 filed with the SEC on December 27, 2021, Amendment No. 8 filed with the SEC on March 7, 2024 and Amendment No. 9 filed with the SEC on August 8, 2024 (as amended, the "Schedule 13D") by Maritime Investors Corp. ("MIC") and Mr. Valentios Valentis, the Chairman and Chief Executive Officer of the Issuer (collectively with MIC, the "Reporting Persons"). MIC is owned and controlled by Mr. Valentis and his family members. The Reporting Persons may constitute a "group" for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

## Item 2. Identity and Background
Name of person filing: There are no material changes to the Schedule 13D.
Residence or business address: There are no material changes to the Schedule 13D.
Present principal occupation or employment: There are no material changes to the Schedule 13D.
Criminal convictions in the last five years: There are no material changes to the Schedule 13D.
Civil proceedings (securities laws) in the last five years: There are no material changes to the Schedule 13D.
Citizenship: There are no material changes to the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On October 20, 2024, the Issuer redeemed all of its outstanding Series A Preferred Shares, which included 11,283 Series A Preferred Shares owned by MIC.

On November 20, 2024, the board of directors of the Issuer approved a grant of restricted stock, pursuant to the Issuer's 2015 Equity Incentive Plan (the "Plan") to certain employees and directors of the Issuer. As part of such grant, Mr. Valentis was granted 10,000 restricted Shares pursuant to the Plan, 100% of which shall vest 12 months from November 20, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information set forth in Item 3 of this Amendment No. 10 is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows: This Amendment No. 10 is being filed by the Reporting Persons to update the percentage of Shares of the Issuer beneficially owned by the Reporting Persons to reflect the repurchase of Shares by the Issuer pursuant to its share repurchase program. This Amendment No. 10 also updates the number of Shares beneficially owned by the Reporting Persons as a result of a grant of restricted Shares to the Reporting Persons pursuant to the Issuer's equity incentive plan, as described above. According to information received from the Issuer, as of the date of this report, there were 10,520,868 Shares issued and outstanding. In April, 2022, MIC purchased 15,000 Series A Preferred Shares in the open market, which were convertible into 66,964 additional Shares. On June 20, 2024, the Issuer redeemed 3,717 of the Series A Preferred Shares owned by MIC as part of the Issuer's announced 100,000 Series A Preferred Share redemption, and on October 20, 2024, the Issuer redeemed the remaining 11,283 of the Series A Preferred Shares owned by MIC as part of the Issuer's full Series A Preferred Share redemption. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares:

As of the date hereof, MIC owns 6,007,587 Shares, which represents an aggregate of approximately 57.1% of the issued and outstanding Shares. As of the date hereof, Mr. Valentios Valentis and his family members own all of the outstanding interests in MIC and may be deemed to beneficially own the 6,007,587 Shares owned by MIC, which represents an aggregate of approximately 57.1% of the issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
MIC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,007,587 Shares. MIC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,007,587 Shares.

Mr. Valentis has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,007,587 Shares. Mr. Valentis has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,007,587 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Amendment No. 10, there have been no transactions by the Reporting Persons in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information set forth in Item 3 and Item 4 of this Amendment No. 10 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Maritime Investors Corp.: /s/ Valentios Valentis, Valentios Valentis/Director (01/15/2025)
- Valentios Valentis: /s/ Valentios Valentis, Valentios Valentis (01/15/2025)